SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kalera Public Limited Company

(Name of Issuer)

Ordinary Shares

G52251 108

(CUSIP Number)

0100

(Primary Standard Industrial Classification Code Number)

Fernando Cornejo

Kalera plc

7455 Emerald Dunes Dr., Suite 2100

Orlando, FL, 32822

Telephone + 1 (407) 574-8204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G52251 108

1	NAMES OF REPORTING PERSONS DJCAAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	PLEASE CHECK BOX BELOW IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,808,750[1]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,808,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,808,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[1]

The amount of shares beneficially owned includes 6,171,875 shares issuable to the filer, to the extent the filer elects to exercise 6,171,875 Kalera Warrants (as defined herein) held at a $11.50/share exercise price (as set forth under Item 6 hereof). Share counts included do not account for the 100-for-1 reverse stock split approved by the shareholders of the Company on December 22, 2022 and effective as of December 23, 2022, because the transactions being reported herein preceded the effectiveness of the reverse stock split. Brent de Jong is the managing member of DJCAAC LLC. Accordingly, Brent de Jong may be deemed to have or share beneficial ownership of the ordinary shares held directly by DJCAAC LLC.

[2]

The percentage used herein is calculated based on 91,877,828 shares outstanding as reported on the Issuer’s prospectus pursuant to Rule 424(b)(1), filed on October 28, 2022, including 6,171,875 shares issuable to the filer, to the extent the filer elects to exercise 6,171,875 Kalera Warrants (as defined herein) held at a $11.50/share exercise price (as set forth under Item 6 hereof). Share counts included do not account for the 100-for-1 reverse stock split approved by the shareholders of the Company on December 22, 2022 and effective as of December 23, 2022, because the transactions being reported herein preceded the effectiveness of the reverse stock split.

1	NAMES OF REPORTING PERSONS Brent de Jong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	PLEASE CHECK BOX BELOW IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,808,750[3]
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,808,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,808,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%[4]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]

The amount of shares beneficially owned includes 6,171,875 shares issuable to the filer, to the extent the filer elects to exercise 6,171,875 Kalera Warrants (as defined herein) held at a $11.50/share exercise price (as set forth under Item 6 hereof). Share counts included do not account for the 100-for-1 reverse stock split approved by the shareholders of the Company on December 22, 2022 and effective as of December 23, 2022, because the transactions being reported herein preceded the effectiveness of the reverse stock split. Brent de Jong is the managing member of DJCAAC LLC. Accordingly, Brent de Jong may be deemed to have or share beneficial ownership of the ordinary shares held directly by DJCAAC LLC.

[4]

The percentage used herein is calculated based on 91,877,828 shares outstanding as reported on the Issuer’s prospectus pursuant to Rule 424(b)(1), filed on October 28, 2022, including 6,171,875 shares issuable to the filer, to the extent the filer elects to exercise 6,171,875 Kalera Warrants (as defined herein) held at a $11.50/share exercise price (as set forth under Item 6 hereof). Share counts included do not account for the 100-for-1 reverse stock split approved by the shareholders of the Company on December 22, 2022 and effective as of December 23, 2022, because the transactions being reported herein preceded the effectiveness of the reverse stock split.

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the ordinary shares with a nominal value of $0.0001 each (the “Ordinary Shares”) of Kalera Public Limited Company, a public limited company incorporated under the laws of the Republic of Ireland with registered number 606356 (the “Issuer” or “Kalera”). The mailing address of Kalera’s principal executive offices is 7455 Emerald Dunes Dr., Orlando, Florida 32822, and its phone number is +1 (407) 574-8204.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by DJCAAC LLC, a Delaware limited liability company (“DJCAAC LLC”) and Brent de Jong, the sole managing member of DJCAAC LLC, a United States citizen (each a “Reporting Person” and together the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this Schedule 13D.

(b) Residence or business address of the Reporting Persons is: 777 Post Oak Boulevard, Suite 430, Huston, Texas, 77056, United States.

(c) DJCAAC LLC’s principal business is a holding company for interests in the Issuer. Brent de Jong’s principal occupation is to serve as the sole managing member of DJCAAC LLC, having voting and investment discretion with respect to the ordinary shares held of record by DJCAAC LLC.

(d) During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) DJCAAC LLC is incorporated in Delaware. Brent de Jong isa citizen of the United States.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below) and the Public Offering (as defined below).

Prior to the Business Combination, the Reporting Persons held an aggregate of 3,593,750 ordinary shares of Agrico Acquisition Corp (“Agrico”), a Cayman Islands exempted company.

On June 28, 2022, Kalera consummated a business combination (the “Business Combination”) described under a certain business combination agreement dated January 30, 2022 (the “BCA”). As part of the Business Combination, holders of Agrico’s ordinary shares received shares in the capital of Kalera, while holders of Agrico warrants had their Agrico warrants assumed by Kalera and automatically adjusted to become exercisable for Kalera Ordinary Shares (the “Kalera Warrants”).

As a result of the above, on June 28, 2022, in connection with the closing of the Business Combination, the Reporting Persons received 1,796,875 Ordinary Shares and 6,171,875 Kalera Warrants exercisable for one Ordinary Share each. The Kalera Warrants were immediately exercisable, the Reporting Persons therefore became beneficial owners of 7,968,750 shares of Kalera, representing 28.9% of the total issued and outstanding share capital of Kalera at the time.

On October 31, 2022, Kalera issued, among others, 68,000,000 Ordinary Shares to various investors for a public offering price of $0.13 each (the “Public Offering”). In the Public Offering, the Reporting Persons acquired an additional 3,840,000 Ordinary Shares. The Reporting Persons therefore now hold 5,636,875 Ordinary Shares and 6,171,875 Kalera Warrants, and are the beneficial owners of 11,808,750 Ordinary Shares representing 12% of the Ordinary Shares issued and outstanding as reported on the Issuer’s prospectus pursuant to Rule 424(b)(1), filed on October 28, 2022.5

[5]

Please note that share counts reported herein do not account for the 100-for-1 reverse stock split approved by the shareholders of the Company on December 22, 2022 and effective as of December 23, 2022, because the transactions being reported preceded the effectiveness of the reverse stock split.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by Kalera’s board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) The Reporting Persons beneficially own an aggregate of 11,808,750 Shares (the “Subject Shares”), including 6,171,875 Ordinary Shares issuable upon exercise of their Kalera Warrants (as defined herein) held at a $11.50/share exercise price. The Subject Shares represent 12% of the Ordinary Shares issued and outstanding as reported on the Issuer’s prospectus pursuant to Rule 424(b)(1), filed on October 28, 2022. 6

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(b) Brent de Jong, as sole managing member of DJCAAC LLC, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) the Subject Shares.

(c) Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Ordinary Shares.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

[6]

Please note that share counts reported herein do not account for the 100-for-1 reverse stock split approved by the shareholders of the Company on December 22, 2022 and effective as of December 23, 2022, because the transactions being reported preceded the effectiveness of the reverse stock split.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sponsor Support Agreement

On January 30, 2022, in connection with their entry into the Business Combination Agreement, Agrico and Kalera AS entered into a Sponsor Support Agreement with DJCAAC LLC (such agreement, the “Sponsor Support Agreement”), pursuant to which DJCAAC LLC agreed (i) to vote Agrico’s ordinary shares it held in favor of the approval and adoption of the Business Combination and approval of the Business Combination proposal, (ii) to not transfer, during a certain period any Agrico ordinary shares owned, (iii) to not transfer any Lock-up Shares until the end of the Lock-up Period (each as defined therein), and (iv) to transfer to Agrico, surrender and forfeit a certain amount of Agrico class B ordinary shares in the event that the amount of Agrico ordinary shares redeemed pursuant to the redemption met the threshold specified therein.

Secured Convertible Bridge Promissory Note

On March 4, 2022, Kalera AS entered into a secured convertible bridge promissory note which was amended and restated on August 22, 2022 and September 19, 2022 (the “Amended and Restated Secured Convertible Bridge Promissory Note”) for up to $20,000,000. The payees party to the Amended and Restated Secured Convertible Bridge Promissory Note, among which DJCAAC LLC, have collectively committed to lend Kalera $14,000,000 under the facility. All unpaid principal, fees, and accrued interest under the Amended and Restated Secured Convertible Bridge Promissory Note are due and payable on March 8, 2024. Interest is accrued at a payment in kind annual rate of 8%. Each holder, including DJCAAC LLC, has the right to convert the outstanding unpaid principal including accrued interest into Ordinary Shares at the conversion price of $0.13 per share under the terms of the agreement. The Amended and Restated Secured Convertible Bridge Promissory Note is secured by equity pledges of certain subsidiaries, including Kalera, Inc., Vindara, Inc. and Kalera GmbH, and by all of the assets of Kalera GmbH. The Amended and Restated Secured Convertible Bridge Promissory Note contains customary events of default and related remedies.

Registration Rights Agreement

On June 28, 2022, Kalera entered into an amended and restated registration rights agreement with certain of Kalera’s shareholders, including DJCAAC LLC. The shareholders party thereto were entitled, under certain circumstances, to make up to four demands, excluding short form demands, that Kalera register their securities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the holders had certain “piggy-back” registration rights with respect to certain registrations of securities that Kalera undertook. The registration of these securities permitted the public resale of such securities. Kalera filed and maintains an effective registration statement under the Securities Act covering such securities.

Restricted Stock Arrangements

Brent de Jong is party to a restricted stock unit award agreement with the Company and holds 51,653 restricted stock units, which are convertible into Ordinary Shares on a one-for-one basis upon settlement.

A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Sponsor Support Agreement, by and among Kalera AS, DJCAAC LLC and Agrico Acquisition Corp. (Incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement of Kalera plc on Form S-1 (File No. 333-267797), filed with the SEC on October 20, 2022).

2	Second Amended and Restated Secured Convertible Bridge Promissory Note, dated September 19, 2022 by and among Kalera plc, Vindara Inc., Kalera GmbH, Lightrock Growth Fund I S.A., SICAV-RAIF, Canica AS, NOX Culinary General Trading Company LLC, Macama AS and De Jong Capital LLC (Incorporated by reference to Exhibit 4.8 to Amendment No. 2 to the Registration Statement of Kalera plc on Form S-1 (File No. 333-267797), filed with the SEC on October 20, 2022).

3	Registration Rights Agreement, dated as of June 28, 2022, by and among Kalera and certain Kalera shareholders (Incorporated by reference to Exhibit 4.4 to Amendment No. 2 to the Registration Statement of Kalera plc on Form S-1 (File No. 333-267797), filed with the SEC on October 20, 2022).

4	Kalera plc 2022 Long-Term Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-267117), filed with the SEC on August 26, 2022).

5	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

DJCAAC LLC

By:	/s/ Brent de Jong
Name: Brent de Jong
Title: Director

BRENT DE JONG

By:	/s/ Brent de Jong
Name: Brent de Jong

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF DJCAAC LLC

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of DJCAAC LLC (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
Brent de Jong	777 Post Oak Boulevard, Suite 430, Huston, Texas, 77056, United States	Sole managing member of DJCAAC LLC	United States